SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934

(Amendment No.  )

CHINA SUNERGY CO. LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G84381 105

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

CUSIP No. G84381 105	SCHEDULE 13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PraxCapital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 21,860,742
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 21,860,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,860,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. G84381 105	SCHEDULE 13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prax Capital GP II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 21,860,742
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 21,860,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,860,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. G84381 105	SCHEDULE 13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jose Luis Artiga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 78,500
6 SHARED VOTING POWER 21,860,742
7 SOLE DISPOSITIVE POWER 78,500
8 SHARED DISPOSITIVE POWER 21,860,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,939,242
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G84381 105	SCHEDULE 13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fernando R. Vila
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 21,860,742
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 21,860,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,860,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G84381 105	SCHEDULE 13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeff Jie-Ping Yao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 21,860,742
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 21,860,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,860,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G84381 105	SCHEDULE 13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xu Lei
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER - 0 -
6 SHARED VOTING POWER 21,860,742
7 SOLE DISPOSITIVE POWER - 0 -
8 SHARED DISPOSITIVE POWER 21,860,742

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,860,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. G84381 105	SCHEDULE 13G	Page 8 of 11 Pages

Item 1	(a).	Name of Issuer.

China Sunergy Co. Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

No. 123 Focheng West Road Jiangning Economic & Technical Development Zone Nanjing, Jiangsu 211100, People’s Republic of China

Item 2	(a).	Name of Person Filing.

This statement is filed on behalf of PraxCapital Fund II, L.P., Prax Capital GP II, Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Xu Lei (individually, a “Reporting Person,” and collectively, the “Reporting Persons”). See Exhibit A for the Reporting Persons’ agreement for a joint filing of a single statement on their behalf.

Item 2	(b).	Address of Principal Business Office.

The address of each of PraxCapital Fund II, L.P. and Prax Capital GP II is P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The address of Jose Luis Artiga is Chalet Augusta No. 2, 3963 Crains-Sur-Sierre, Switzerland.

The address of Fernando R. Vila is 1001 Brickell Bay Drive, Suite 2402, Miami, Florida, 33131.

The address of each of Jeff Jie-Ping Yao and Xu Lei is 333 Huai Hai Middle Road, Suite 1701, Shanghai, People’s Republic of China, 200021.

Item 2	(c).	Citizenship.

Each of PraxCapital Fund II, L.P. and Prax Capital GP II was organized under the laws of the Cayman Islands.

Jose Luis Artiga is a citizen of Spain.

Fernando R. Vila is a citizen of the United States of America.

Jeff Jie-Ping Yao is a citizen of Taiwan.

Xu Lei is a citizen of the People’s Republic of China.

Item 2	(d).	Title of Class of Securities.

Ordinary Shares, par value $0.0001 per share

Item 2	(e).	CUSIP Number.

G84381 105

CUSIP No. G84381 105	SCHEDULE 13G	Page 9 of 11 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), identify the status of the person filing.

Not applicable.

Item 4.	Ownership.

Reporting Person	Amount Beneficially Owned		Percent of Class(1)
PraxCapital Fund II, L.P.	21,860,742	(2)	9.2%
Prax Capital GP II	21,860,742	(3)	9.2%
Jose Luis Artiga	21,939,242	(3)(4)	9.2%
Fernando R. Vila	21,860,742	(3)	9.2%
Jeff Jie-Ping Yao	21,860,742	(3)	9.2%
Xu Lei	21,860,742	(3)	9.2%

	Power to Vote				Power to Dispose
Reporting Person	Sole		Shared		Sole		Shared
PraxCapital Fund II, L.P.	0		21,860,742	(2)	0		21,860,742	(2)
Prax Capital GP II	0		21,860,742	(3)	0		21,860,742	(3)
Jose Luis Artiga	78,500	(4)	21,860,742	(3)	78,500	(4)	21,860,742	(3)
Fernando R. Vila	0		21,860,742	(3)	0		21,860,742	(3)
Jeff Jie-Ping Yao	0		21,860,742	(3)	0		21,860,742	(3)
Xu Lei	0		21,860,742	(3)	0		21,860,742	(3)

(1)	Calculated on the basis of 237,332,777 Ordinary Shares outstanding on September 30, 2007.
(2)	PraxCapital Fund II, L.P. (“PFII”) owns of record and has shared power to vote and dispose of 21,860,742 Ordinary Shares.
(3)	Includes 21,860,742 Ordinary Shares directly owned by PFII. The general partner of PFII is Prax Capital GP II, a Cayman Islands company (“PCGPII”). PCGPII is controlled by its board of directors, consisting of Jose Luis Artiga, Fernando R. Vila, Jeff Jie-Ping Yao and Xu Lei.
(4)	Mr. Artiga owns of record and has sole power to vote and dispose of 78,500 Ordinary Shares.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. G84381 105	SCHEDULE 13G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008	PRAXCAPITAL FUND II, L.P.

	By:	Prax Capital GP II,
General Partner

	By:	/s/ Fernando R. Vila
Fernando R. Vila
Chief Financial Officer

PRAX CAPITAL GP II

	By:	/s/ Fernando R. Vila
Fernando R. Vila
Chief Financial Officer

/s/ Jose Luis Artiga
JOSE LUIS ARTIGA

/s/ Fernando R. Vila
FERNANDO R. VILA

/s/ Jeff Jie-Ping Yao
JEFF JIE-PING YAO

/s/ Xu Lei
XU LEI

CUSIP No. G84381 105	SCHEDULE 13G	Page 11 of 11 Pages

EXHIBIT A

AGREEMENT TO FILE JOINT SCHEDULE 13G

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13G and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of the ordinary shares of China Sunergy Co. Ltd. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

February 13, 2008	PRAXCAPITAL FUND II, L.P.

	By:	Prax Capital GP II,
General Partner

	By:	/s/ Fernando R. Vila
Fernando R. Vila
Chief Financial Officer

PRAX CAPITAL GP II

	By:	/s/ Fernando R. Vila
Fernando R. Vila
Chief Financial Officer

/s/ Jose Luis Artiga
JOSE LUIS ARTIGA

/s/ Fernando R. Vila
FERNANDO R. VILA

/s/ Jeff Jie-Ping Yao
JEFF JIE-PING YAO

/s/ Xu Lei
XU LEI